Exhibit 99.1

EUDA Health Announces Second Amendment to Streeterville Warrant Agreement

SINGAPORE, Jan. 15, 2026 (GLOBE NEWSWIRE) – EUDA Health Holdings Limited (NASDAQ: EUDA) (“EUDA” or the “Company”), a Singapore based non-invasive healthcare provider in Asia focused on Singapore, Malaysia and China, today announced that it has entered into a second amendment to its previously disclosed warrant agreement with Streeterville Capital, LLC.

Summary of Second Warrant Amendment Terms

Under the terms of the Second Warrant Amendment dated January 13, 2026, the Company and Streeterville Capital agreed to further reduce the exercise price of the warrant from US$4.00 per share to US$2.00 per share. In addition, the minimum closing price of the Company’s ordinary shares required to trigger a forced exercise under the warrant was reduced from US$6.00 to US$3.00. All other terms of the warrant remain unchanged.

Mr Alfred Lim, Chief Executive Officer of EUDA, commented:

“We view this second amendment as a technical adjustment to align the warrant terms with current market conditions and to preserve flexibility in our capital structure. It does not change our long-term strategy or operational priorities, and we remain focused on executing our business plan across preventive health, longevity solutions, and personalised healthcare.”

About EUDA Health Holdings Limited

EUDA Health Holdings Limited (NASDAQ: EUDA) is a Singapore-based leading non-invasive healthcare provider in Asia with a focus on Singapore, Malaysia and China. The Company aims to become a market leader in non-invasive and preventive healthcare, with a strategic focus on the fast-growing longevity sector. Our mission is to address the evolving healthcare needs of over 1.8 billion people across the region which is experiencing significant demographic shifts as more than 30% of the population ages rapidly. By offering innovative, accessible, and science-backed health solutions, EUDA is positioned to lead the transformation of regional healthcare from reactive medical treatment to proactive, longevity-focused care. EUDA also runs a Singapore-based property management business.

Forward-Looking Statements

This document may contain forward-looking statements regarding risks and uncertainties. These statements usually use forward-looking words, such as the words “estimates,” “projected,” “expects,” “envisions,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions). These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside EUDA’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. You should not overly rely on forward-looking statements that are only applicable to the date of publication of this document. The Company does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Christensen Advisory

Christian Arnell

Phone: + 852 9040 0621

Email: christian.arnell@christensencomms.com